News Release

CNH Shareholders Approve Annual Dividend

For more information contact:

Richard L. Nelson Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

May 3, 2005 (Lake Forest, Illinois) At today’s Annual General Meeting, the shareholders of CNH Global N.V. (NYSE:CNH) approved the dividend recommended by the company’s Board of Directors. The 2004 annual dividend of $.25 per share of common stock will be payable on Tuesday, May 31, 2005 to shareholders of record at the close of business on Tuesday, May 24, 2005.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 11,400 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■